

February 1, 2012

Via E-mail
Ms. Vivian Lopez-Blanco
Chief Financial Officer
MEDNAX, Inc.
1301 Concord Terrace
Sunrise, FL 33323

Re: MEDNAX, Inc.
       Form 10-K for the Year Ended December 31, 2010
       Filed February 24, 2011
       File No. 001-12111

Dear Ms. Lopez-Blanco:

    We have reviewed your January 17, 2012 response to our December 20, 2011 letter and have the following comments.

    Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

    After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Business Acquisitions, page 60

1. In your response to our third comment, you state that you remeasure the fair value of contingent consideration at each reporting period for those acquisitions completed on or after January 1, 2009. Please clarify whether you remeasure the contingent consideration regardless of whether it is classified as an asset/liability or as equity. If so, please tell us how your accounting is consistent with ASC 805-30-35-1. If not, please revise your disclosure to describe how you account for the consideration differently.

6. Business Acquisitions, page 64

2. In your response to the first bullet of comment four you indicate that you value hospital agreements that contain provisions for administrative fees using an income approach method. Please explain how you value the hospital agreements that do not contain

provisions for administrative fees. If you use a method other than an income approach, please explain to us why you use that method and how you apply it.

3. Also in your response to the first bullet of comment four you indicate that you value physician agreements using a cost approach method. Please explain to us why you believe that the cost method is appropriate to value your physician agreements when you believe that the benefit of acquiring a practice is in the physicians' established relationships with other physicians and professionals at a hospital and their reputations in the community. It would appear that each physician's relationships and reputation are unique to the individuals and that the value of the agreement with that individual is more than just the cost to recruit and replace a physician that leaves a practice. In your response explain to us why a cost approach is appropriate considering that such methods are generally faulted for not capturing the earnings potential of the related asset. In addition, tell us whether and how you considered other valuation methods to value your physician agreements and why you did not utilize those methods. Also in your response, please tell us specifically your consideration of using a with-and-without concept to assess the entire impact on your operations to replace an individual physician which would include not only the cost to replace the individual but also the opportunity cost in terms of lost revenues and profits until the replacement physician can establish relationships and a reputation commensurate with that of the departing physician.

9. Accrued Professional Liability, page 66

4. We acknowledge your response to comment five. Please tell us how you estimate your professional liability losses in total and those that have been incurred but not reported. In your response, please tell us whether you use loss triangles that identify all losses expected to be incurred by loss year and track the estimated change in expected losses to be incurred in each subsequent year. If not, please tell us how your actuarial computation of IBNR reserves captures claims incurred in prior loss years that have not yet been reported if you do not separately estimate losses by loss year. In this regard, please explain how you are able to determine if all claims incurred in a particular loss year have been reported or whether you consciously adjust the frequency of claims in a given loss year separately from their severity.

15. Commitments and Contingencies, page 74

5. We acknowledge your response to comment six. You disclose in the third paragraph on page 75 that the audits, inquiries and investigations by government authorities and agencies could have a material adverse effect on your business, financial condition, results of operations, cash flows and the trading price of your common stock.

   • Please provide us proposed revised disclosure to be included in future periodic reports that estimates the possible loss or range of loss or states that such an estimate cannot be made for your third-party payor audits, inquiries and investigations that are at least reasonably possible but not accrued, either because it is not probable that a loss has

Ms. Vivian Lopez-Blanco
MEDNAX, Inc.
February 1, 2012
 Page 3

been incurred or the amount of loss cannot be reasonably estimated, as required by
ASC 450-20-50-3 and 50-4. If you cannot make an estimate, please disclose that fact.

- Please provide us proposed revised disclosure to be included in the revenue
recognition section of your Application of Critical Accounting Policies and Estimates
disclosure in future periodic reports that addresses the following:
    - Please revise your disclosure to clarify for all the periods presented whether
you have recorded any material adjustments to prior period contractual
allowances for any reason
    - Please revise your discussion of the impact of a one percentage point change
in your estimated collection rate on your gross accounts receivable to
specifically indicate whether you believe such one percentage point change to
be reasonably likely. If not, please revise your disclosure to cover a
reasonably likely change. In addition, please revise your disclosure to
highlight the fact that the impact of your one percentage point change
excludes the impact on previously billed and collected receivables that are
subject to audit, inquiry or investigation by government authorities and
agencies and other third-party payors.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer,
Senior Staff Accountant, at (202) 551-3638, if you have questions regarding the comment. In
this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant